Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 8

to the Offering Circular

qualified December 15, 2015

 Dated: August 24, 2016

This Supplement No. 8 to the Offering Circular originally qualified December 15, 2015 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of our financing operations and ongoing offerings of LROs and related risk factor:

Revised Risk Factor

The following risk factor is replaced in its entirety, as follows:

Our Management team has limited experience in mortgage loan underwriting.

As of August 24, 2016, (i) we have issued and sold 106 series of LROs totaling approximately $13,353,500 and (ii) are in the process of offering six additional series of LROs totaling $907,095, with an average loan size of approximately $126,000. As of August 24, 2016, of the 106 Loans funded by our LRO program, 39 Loans have been paid back in full (three of which were paid following workout/default) and 67 Loans remain outstanding. Of the 67 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of August 24, 2016, none of the Loans is subject to a fundamental default. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of August 24, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts; however, as of August 24, 2016, none is subject to a fundamental default. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Offering Update

This section provides updates to the disclosures regarding the Company’s ongoing offerings of Georgia Notes (through its subsidiary, Groundfloor GA) and LROs as set forth in Offering Circular under the title “Management Discussion and Analysis—Overview”:

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

As of August 24, 2016, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of August 24, 2016, (i) we have issued and sold 106 series of LROs totaling approximately $13,353,500 and (ii) we are in the process of offering six additional series of LROs totaling $907,095 from previously qualified PQA Nos. 2, 25, 27 and 28.

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of August 24, 2016. For these purposes, we characterize outstanding Loans as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment), or
o	after the original maturity date (following extension, modification or other workout arrangement).
•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information),

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs, or

o	“written off” (i.e., we have determined that all or a portion of the Loan is uncollectable).

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See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$1,362	$6,493	$8,092	$5,078	$478	$97	$25
Loans Offered (#)*	13	51	59	35	4	1	1
Amount Originated	$649	$3,923	$5,024	$3,326	$309	$97	$25
Loans Originated (#)*	9	32	34	26	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$50	$1,483	$986	$1,374	$210	$0	$0
Loans Paid at or Before Maturity (#)*	1	13	10	10	2	0	0
Amount Paid Following Workout/Default	$25	$0	$35	$0	$0	$0	$25
Loans Paid Following Workout/Default (#)*	1	0	1	0	0	0	1

Total Loans Currently Unpaid
Amount Current	$554	$2,325	$3,818	$1,427	$99	$97	$0
Loans Current (#)*	6	17	22	13	1	1	0
Amount in Workout	$20	$115	$185	$525	$0	$0	$0
Loans In Workout (#)*	1	2	1	3	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

As of August 24, 2016, we have withdrawn or abandoned our offering for various series of LROs totaling approximately $7,752,633 (including four series of LROs totaling $420,000 originally covered by our third offering statement and three series of LROs totaling $388,000 originally covered by PQA No. 4 that were withdrawn and later qualified by a subsequent PQA). As of August 24, 2016, we are in the process of qualifying an additional seven separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $341,650 pursuant to a PQA that has yet to be qualified. We have not commenced any offers with respect to any of these LROs and will not do so until the corresponding PQA has been qualified. We anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, as of August 24, 2016, of the 106 Loans funded by our LRO program, 39 Loans have been paid back in full (three of which were paid off following extension or modification) and 67 Loans remain outstanding. Of the 67 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of August 24, 2016, none of the Loans are subject to a fundamental default.

The table below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of August 24, 2016 to the extent they are not written off. Our collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of Loans subject to workout.

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	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$45	$115	$220	$525	$0	$0	$25
Loans Extended/Modified(#)*	2	2	2	3	0	0	1
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

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Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of August 24, 2016 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout/Default	$75	$25	$165	$0	$140	$0	$0
Loans Paid Following Workout/Default (#)*	1	1	2	0	3	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$123	$40	$0	$0	$0	$0
Loans In Workout (#)*	0	2	1	0	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of August 24, 2016, of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts. Although none of these loans is subject to a fundamental default as of August 24, 2016, we have currently outstanding title insurance claims with respect to two of the loans. Our need or decision whether to pursue additional remedies with respect to any of these two loans (such as a negotiated settlement or foreclosure on the property) is pending the determination of these claims.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of August 24, 2016 to the extent they are not written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

* * * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the Project described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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